Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Global Consumer Acquisition Corporation on Form S-1 Amendment #4 (File No. 333-253445) of our report dated April 27, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Global Consumer Acquisition Corporation as of December 31, 2020 and January 31, 2021, and for the periods from December 28, 2020 (inception) through December 31, 2020 and January 1, 2021 through January 31, 2021. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

May 28, 2021